Mail Stop 4561

May 1, 2009

Robert N. Brisco
Chief Executive Officer
Internet Brands, Inc.
909 North Sepulveda Blvd.
El Segundo, CA 90245

Re: Internet Brands, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 6, 2009
File No. 001-33797

Dear Mr. Brisco:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

1.   We note from your disclosures that you use certain key performance indicators to manage your business and access operational performance. Tell us how you consider each of the five vertical consumer website categories in assessing your operating performance. Please identify and explain other key variables and factors that management uses to evaluate financial performance. Additional disclosures that quantify and analyze these key indicators would provide an

improved understanding of your financial results. We refer you to Sections III.B.1 and 3 of SEC Release No. 33-8350.

Critical Accounting Policies, page 34

2. Tell us and consider providing enhanced disclosures that more fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment. In this respect, we have identified the following areas where we believe additional discussion would enhance your disclosures. Indicate how the reporting units are identified, the methodology used to determine the fair value of the reporting units and how goodwill is allocated to the reporting units. Describe how your analysis includes reconciling your market capitalization to the aggregate fair value of all your reporting units. Explain how you estimate a reasonable control premium and indicate how that is factored into your analysis. Disclose the annual goodwill impairment assessment date. We refer you to Section V of SEC Release No. 33-8350.

Results of Operations, page 36

3. We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, your disclosures do not quantify how much of the increase in your advertising revenues is attributable to increases in existing and acquired websites. Your disclosures also do not quantify how much of the increase in licensing revenues from fiscal 2007 to fiscal 2008 is attributable to the development of new client accounts and the sale of additional services to existing Autodata client accounts, and organic growth from Jelsoft's vBulletin software. As a further example, on page 38 you cite several "key factors" that contributed to the increase in general and administrative expenses (excluding the effect of the decline in stock-based compensation expense) from fiscal 2007 to fiscal 2008. Tell us your consideration of quantifying each source that contributed to a material change in accordance with the related interpretive guidance in Section III. D of SEC Release No. 33-6835 when preparing your MD&A discussion.

Liquidity and Capital Resources, page 40

4. You state on page 78 that you have entered into earnout agreements as part of the consideration for certain acquisitions and that these earnouts are contingent on achievement of agreed upon performance milestones. We note also the statement that the company anticipates "that the most probable earn-out amount in 2009 will be approximately $4.3 million." Please expand the liquidity and capital resources disclosure to discuss the potential obligations the company may have under these contractual arrangements, quantifying the maximum aggregate exposure if possible and describing the performance milestones that would trigger such obligations. In addition, disclose the anticipated earnout payments and related

performance milestones, as the earnout agreements appear to be a known commitment that may result in, or is reasonably likely to result in, your liquidity decreasing in a material way.

Consolidated Financial Statements

Consolidated Statements of Operations, page 48

5. Tell us whether you calculate basic and diluted earnings per share ("EPS") for each class of common stock in accordance with paragraph 61.d of SFAS 128. If basic and fully diluted earnings per share for Class A and Class B common stock are the same, you should provide transparent disclosure to that effect on your statement of operations and in your footnote disclosure. Tell us and revise future filings to describe the dividend rights of each class of common stock. See paragraph 4 of SFAS 129. Also, note that while the computation of diluted EPS for Class A shares should assume conversion of Class B shares, diluted EPS for Class B shares should not assume conversion of those shares. Your footnotes should clearly set out how the numerators and denominators were determined in computing basic and diluted EPS for each class of common stock.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 53

6. Please clarify why you have not removed the words "ratably" and "reserve" from your revenue recognition policy pertaining to the display of graphical advertisements. In this respect, you previously indicated in your response to prior comment No. 41 of our letter dated August 17, 2007 that you would remove such language. Further explain how you recognize revenues for the display of graphical advertisements delivered on a CPM basis. Tell us whether you recognize the CPM revenues based on the actual impressions delivered during the period or recognize such revenues ratably over the contract time period.

Goodwill, page 57

7. We note from your disclosures that no goodwill impairment charge was recorded during the year ended December 31, 2008. Please tell us how your evaluation of goodwill impairment complies with paragraphs 19 through 22 of SFAS 142. Explain how your evaluation of the reporting units complies with paragraphs 30 through 31 of SFAS 142. Describe how you determine the fair value of your reporting units and how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142. Compare the fair value for your reporting units to the company's market capitalization, and if materially different, please provide us with the underlying reasons.

Intangible Assets, page 58

8. Tell us how you determined that customer relationships have a five year estimated useful life. Describe the evidence used to support your estimated useful life. Explain why you are using five years for every acquisition. In addition, explain why none of the amortization charges from the intangible assets are allocated to cost of revenues.

Note 17. Valuation and Qualifying Accounts, page 81

9. We note a material increase in your bad debt expense and the amount of accounts receivable balances written-off during 2008. Tell us why your MD&A does not address the implications of these charges on your future liquidity and financial position. Where these charges represent any known trends, events and uncertainties which are reasonably likely to have a material effect on future results of operations or financial position they should be identified and described in your MD&A. Refer to Item 303(a) of Regulation S-K.

Note 18. Quarterly Financial Results, page 81

10. Your selected quarterly data presented does not appear to comply with Item 302 of Regulation S-K. In this respect, you should include either gross profit and/or cost of revenues for each quarterly period presented.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 82

11. We note your statement that a "controls system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive and financial officers concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the fiscal year. Please revise your disclosure in future filings accordingly. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of SEC Release No. 33-8238.

Part III, page 85

General

12. Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure, but you

have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future Forms 10-K, please ensure that your Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identifies the material incorporated by reference.

Signatures, page 87

13. The signature page does not indicate the officer who is signing as the company's controller or principal accounting officer. Note that any person who occupies more than one position needs to indicate each capacity in which his or her signature is provided. See General Instruction D.2 of Form 10-K. Please amend your Form 10-K to file a signature page that indicates the officer who is signing as the company's controller or principal accounting officer.

Certifications, Exhibits 31.1 and 31.2

14. We note that the certifications by your Principal Executive Officer and Principal Financial Officer are not set forth exactly as they appear in Item 601(b)(31)(i) of Regulation S-K. Please file revised certifications that include the introductory language of paragraph 4 of Item 601(b)(31)(i) of Regulation S-K regarding your internal control over financial reporting. The amendment may be abbreviated and consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief